Exhibit 99.2

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BTQ Technologies Corp. (the "Company")
2500-700 West Georgia Street, Vancouver
British Columbia, Canada, V7Y 1B3

Item 2 Dates of Material Change

June 18, 2026

Item 3 News Release

On June 18, 2026, the Company issued a news release reporting the material change through CNW (Canada NewsWire).

Item 4 Summary of Material Change

On June 18, 2026, the Company announced its at-the-market equity program (the "ATM Program") to offer and sell up to C$150,000,000 (or its equivalent in other currencies) of its common shares ("Common Shares").

Sales of Common Shares, if any, are anticipated to be made pursuant to the terms of a Controlled Equity OfferingSM Sales Agreement (the "Sales Agreement") dated June 18, 2026, among the Company, Cantor Fitzgerald Canada Corporation (the "Canadian Agent"), and Cantor Fitzgerald & Co. (the "U.S. Agent" and together with the Canadian Agent, the "Agents") in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions or "at-the-market offerings" as defined in Rule 415 under the U.S. Securities Act of 1933, as amended, involving sales made by the Canadian Agent directly on Cboe Canada Inc. ("Cboe Canada"), and/or sales made by the U.S. Agent directly on the Nasdaq Global Market ("Nasdaq"), and/or on any other "marketplace" (as such term is defined in National Instrument 21-101 Marketplace Operation) for Common Shares in Canada or the United States or as permitted pursuant to the Sales Agreement.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On June 18, 2026, the Company announced its ATM Program to offer and sell up to C$150,000,000 (or its equivalent in other currencies) of Common Shares.

Sales of Common Shares, if any, are anticipated to be made pursuant to the terms of the Sales Agreement dated June 18, 2026, among the Company and the Agents in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions or "at-the-market offerings" as defined in Rule 415 under the U.S. Securities Act of 1933, as amended, involving sales made by the Canadian Agent directly on Cboe Canada, and/or sales made by the U.S. Agent directly on the Nasdaq, and/or on any other "marketplace" (as such term is defined in National Instrument 21-101 Marketplace Operation) for Common Shares in Canada or the United States or as permitted pursuant to the Sales Agreement.

The ATM Program is being established pursuant to a prospectus supplement dated June 18, 2026 (the "Canadian Prospectus Supplement") to the Company's short form base shelf prospectus dated April 29, 2025, as amended on September 22, 2025, (the "Canadian Base Shelf Prospectus") filed with the securities regulatory authorities in each of the provinces and territories of Canada, and pursuant to a prospectus supplement dated June 18, 2026 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus (the "U.S. Base Shelf Prospectus") included in its registration statement on Form F-10 under the Securities Act of 1933, as amended, with the United States Securities and Exchange Commission (the "SEC") filed on and dated as of September 25, 2025 and declared effective on September 29, 2025 (Registration No. 333-290517) (the "Registration Statement" and collectively with the Canadian Prospectus Supplement, Canadian Base Shelf Prospectus, U.S. Prospectus Supplement, and U.S. Base Shelf Prospectus, the "Offering Documents").

As outlined in the Offering Documents, the Company intends to use the net proceeds from the ATM Program for working capital purposes and to strengthen the position of its balance sheet. The net proceeds from the ATM Program are expected to provide the Company with flexibility with respect to its operations and potential future acquisitions.

The Agents are not required to sell any specific number or dollar amount of Common Shares but will use their commercially reasonable efforts to sell, on the Company's behalf, all of the Common Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Common Shares if the sales cannot be achieved at or above the price designated by the Company. There is no minimum amount of funds that must be raised under the Offering. This means that the ATM Program may terminate after only raising a small portion of the ATM Program amount set out above, or none at all. There can be no assurance that the Company will issue and sell any Common Shares under the ATM Program. The volume and timing of sales under the ATM Program, if any, will be determined at the Company's sole discretion at the market price prevailing at the time of each sale, and, as a result, sale prices may vary.

The ATM Program will be effective until the earliest of (a) the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program, (b) the date that the ATM Program is otherwise terminated pursuant to the terms of the Sales Agreement or (c) the expiry of the Canadian Base Shelf Prospectus.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

Item 8 Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Olivier Roussy Newton
CEO, Chairman
Email: desk@btq.tech

Item 9 Date of Report

June 18, 2026